SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  May 17th, 2010

FOR IMMEDIATE RELEASE

SILICOM SERVER ADAPTER ACHIEVES
VMWARE-READY™ STATUS

- Substantial 1st Order for the certified adapter from Spanish Customer -

KFAR SAVA, Israel—May 17, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its dual-port gigabit fiber server adapter has achieved VMware Ready™ status. This designation indicates that the Silicom server adapter has passed a detailed evaluation and testing process managed by VMware and is now listed on the VMware Hardware Compatibility List.

Passing the extensive VMware-specified testing helps ensure that the Silicom server adapter makes best use of VMware technology and is ready for deployment in customer environments.

 “We are pleased that the Silicom  server adapter qualifies for the VMware Ready™ logo, signifying to customers that it has passed specific VMware testing and interoperability criteria and is ready to run their mission-critical business applications and operations,” said Bernie Mills, senior director, alliance programs, VMware.

 “WAN optimization is a key technology for the exciting new technologies of cloud and virtualization solutions, both of which require faster response times and increase the demand for  bandwidth over the Internet,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “Since Silicom supplies server adapters to so many WAN optimization vendors (including all of the segment’s market leaders), and since VMware is the leading virtualization player, we designed and built our server adapters to operate smoothly in VMware environments. Now, our receipt of the VMware Ready status is another step in the same positive direction – an achievement that will enable us to increase our addressable market while providing existing customers with the best solutions for their compatibility needs.”

Mr. Orbach concluded: “We believe that this VMware-Ready certification will enable us to further penetrate the VMware eco-system, growing our sales to customers that require VMware certification as a pre-condition for their adapters' purchases. For example, our certification has already enabled us to secure a first sale to a new customer in Spain. This customer has placed an initial order for hundreds of such adapters, and has indicated that it may order additional quantities in the future, which is what we believe will happen with many other customers in the market segments that we service.”

The VMware Ready program is a VMware co-branding program for qualified partner products and is a benefit of the VMware Technology Alliance Partner (TAP) program. With more than 1,300 members worldwide, the VMware TAP program works with best-of-breed technology partners to provide them a comprehensive set of VMware technical and marketing services, support, tools and expertise to deliver enhanced value to joint customers.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

The use of the word “partner” or “partnership” does not imply a legal partnership relationship between VMware and any other company.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com